Exhibit 12

Energen Corporation

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except for Ratios)

	9 Months Ended 09/30/11	12 Months Ended 12/31/10	12 Months Ended 12/31/09	12 Months Ended 12/31/08	12 Months Ended 12/31/07	12 Months Ended 12/31/06
Earnings, as defined:

Income from continuing operations before provision for income taxes and cumulative effect of change in accounting principle	$386,063	$457,797	$400,296	$514,958	$476,641	$428,553

Add:
Interest, net of amounts capitalized (1)	30,711	39,048	39,121	41,806	46,935	48,405
Appropriate portion of rent expense (1/3)*	4,800	6,190	7,176	7,134	6,071	5,282
Dividends on preferred stock of subsidiary	0	0	0	0	0	0

Total earnings, as defined	$421,574	$503,035	$446,593	$563,898	$529,647	$482,240

Fixed charges, as defined:

Interest (1)	$30,843	$39,222	$39,379	$41,981	$47,100	$48,652
Appropriate portion of rent expense (1/3)*	4,800	6,190	7,176	7,134	6,071	5,282
Dividends on preferred stock of subsidiary	0	0	0	0	0	0

Total fixed charges, as defined:	$35,643	$45,412	$46,555	$49,115	$53,171	$53,934

Ratio of earnings to fixed charges	11.83	11.08	9.59	11.48	9.96	8.94

(1)	Includes amortization of debt discount and expense